Exhibit 107.1

The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering of Offering A is $525,000, the maximum aggregate offering price of Offering B is $48,000, the maximum aggregate offering price of Offering C is $525,000 and the maximum aggregate offering price of Offering D is $250,000.